Exhibit 5.1

CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 20, 2021

Ready Capital Corporation

1251 Avenue of the Americas

50th Floor

New York, NY 10020

Ladies and Gentlemen:

We have acted as counsel to Ready Capital Corporation, a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-240086) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). We are furnishing this letter to you in connection with the offer and sale, from time to time, by the Company of up to $100,000,000 aggregate principal amount of its 6.20% Senior Notes due 2026 and 5.75% Senior Notes due 2026 (collectively, the “Notes”) pursuant to an At Market Issuance Sales Agreement, dated May 20, 2021 (the “Sales Agreement”), among the Company, Sutherland Partners, L.P., Waterfall Asset Management LLC, and B. Riley Securities, Inc. as the agent, and an Indenture, dated as of August 9, 2017, as supplemented by the Third Supplemental Indenture, dated as of February 26, 2019, the Fourth Supplemental Indenture, dated as of July 22, 2019 and the Fifth Supplemental Indenture, dated as of February 10, 2021 (collectively, the “Indenture”), each by and between the Company and U.S. Bank, National Association (the “Trustee”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement, the Indenture, the Notes and certain resolutions of the board of directors of the Company (the “Board of Directors”), relating to the transactions contemplated by the Sales Agreement and other related matters. As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Sales Agreement.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law as we have deemed necessary, we are of the opinion that the Notes, when issued, executed and authenticated in accordance with the provisions of the Indenture and delivered against payment therefor in the manner contemplated by the Sales Agreement and the terms of the Registration Statement, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally, or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

The opinion set forth in this letter relates only to the laws of the State of New York and the Maryland General Corporation Law. We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP